

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2024

Steven Shum
Chief Executive Officer
INVO Bioscience, Inc.
5582 Broadcast Court
Sarasota, Florida 34240

> **Re: INVO Bioscience, Inc.**
> **Correspondence Dated July 8, 2024**
> **Registration Statement on Form S-3 Filed May 21, 2024**
> **File No. 333-279593**

Dear Steven Shum:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 5, 2024 letter.

Correspondence Dated July 8, 2024

Incorporation of Certain Documents by Reference, page 2

1.	We have read your response to prior comment 1 and reissue in part. Please provide the objective evidence that you used to determine the purported incremental borrowing rates cited in your response. In this regard, please note that these estimates should be based on relevant objective and observable data and also any market-based data that is comparable to the registrant's facts and circumstances. Your analysis should provide all calculations and clearly correlate your conclusions with the actual borrowing rates reported in the Registrant's financial statements as well as the Registrant's operating performance and liquidity at inception of the leases. In your response, please also clarify how you reasonably concluded that the Registrant's incremental borrowing rates could possibly range as low as 2.54% given the Registrant's consistent operating losses and cash flow deficits and the fact that the Registrant's actual borrowing rates range from 10% to 100%. Also, if you used an assumption about the spread in market rates between collateralized and uncollateralized debt then please provide that data to us. We may have further comment.

Please contact Robert Augustin at 202-551-8483 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Marc Indeglia